EXHIBIT 17.1

RESIGNATION AS OFFICER

TO:	THE BOARD OF DIRECTORS OF NORPAC TECHNOLOGIES, INC. (the "Company")

I, JOHN P. THORNTON, do hereby resign as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company.

I acknowledge to the Company that my resignation as an officer of the Company is not due to, and has not been caused by, in whole or in part, any disagreement with the Company, whether related to the Company's operations, policies, practices or otherwise. I acknowledge that I have no other officer positions with the Company and that there are no other officers of the Company other than me.

Effective the 24th day of July, 2008.

       /s/ John P. Thornton
JOHN P. THORNTON